FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

            Form 20-F   X                Form 40-F
                       ------                       ------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                    No      X
                  ------                 ------

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________.

      Contents:

           1. Quarterly Report for the Quarter Ended March 31, 2006.

      This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, 333-61260 and 333-122248) and on Form F-3 (No. 333-7526
and No. 333-79005).

                               QUARTERLY REPORT *

For the quarterly period ended March 31, 2006

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


           Bermuda                                           N/A
  (Country of Incorporation)                (I.R.S. Employer Identification No.)


            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

      Registrant's telephone number, including area code: (852) 2693 2238

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No___

      Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                Class                              Outstanding at March 31, 2006
    -------------------------------                -----------------------------
Common Stock, par value $0.01 per share                      19,282,341


------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                                     RADICA GAMES LIMITED

                             INDEX TO QUARTERLY REPORT ON FORM 6-K
                               THREE MONTHS ENDED MARCH 31, 2006

                                       ITEMS IN FORM 6-K
                                                                                         Page
                                                                                         ----
PART I - FINANCIAL INFORMATION..............................................................4

  Item 1.  Financial Statements.............................................................4

           Condensed Consolidated Balance Sheets
           March 31, 2006 (unaudited) and December 31, 2005.................................4

           Condensed Consolidated Statements of Operations
           for the Three Months Ended March 31, 2006 (unaudited) and 2005 (unaudited).......5

           Condensed Consolidated Statements of Shareholders' Equity
           for the Three Months Ended March 31, 2006 (unaudited)............................6

           Condensed Consolidated Statements of Cash Flows
           for the Three Months Ended March 31, 2006 (unaudited) and 2005 (unaudited).......7

           Notes to the Condensed Consolidated Financial Statements.........................8

  Item 2.  Management's Discussion and Analysis of Financial Condition and
           Results of Operations...........................................................13

  Item 3.  Quantitative and Qualitative Disclosures about Market Risk......................16

  Item 4.  Controls and Procedures.........................................................16


PART II - OTHER INFORMATION................................................................17

  Item 1.  Legal Proceedings...............................................................17

  Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds.....................17

  Item 3.  Defaults Upon Senior Securities.................................................17

  Item 4.  Submission of Matters to a Vote of Security Holders.............................17

  Item 5.  Other Information...............................................................17

  Item 6.  Exhibits........................................................................17

                                                  3

PART I - FINANCIAL INFORMATION
Item. 1.  Financial Information
-------------------------------

                                                RADICA GAMES LIMITED
                                             CONSOLIDATED BALANCE SHEETS
                                        MARCH 31, 2006 AND DECEMBER 31, 2005

(US dollars in thousands, except per share data)                                 March 31,             December 31,
                                                                              --------------           ------------
                                                                                   2006                    2005
                                                                              --------------           ------------
                                                                              (unaudited)
                                      ASSETS
Current assets:
Cash and cash equivalents                                                          $  43,954              $  37,358
Investment securities                                                                 16,046                 15,928
Accounts receivable, net of allowances for doubtful accounts of $107
($165 as at December 31, 2005)                                                         7,523                 18,703
Inventories                                                                           22,307                 21,420
Prepaid expenses and other current assets                                              5,241                  4,196
Income taxes receivable                                                                  276                    479
Deferred income taxes                                                                  3,295                  3,237
                                                                              --------------           ------------
Total current assets                                                                  98,642                101,321

Property, plant and equipment, net                                                    14,496                 14,542

Other assets                                                                             828                    833

Deferred income taxes, noncurrent                                                        581                    572
                                                                              --------------           ------------
Total assets                                                                       $ 114,547              $ 117,268
                                                                              ==============           ============
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                                   $   8,365              $   6,580
Accrued warranty expenses                                                                866                  2,056
Accrued payroll and employee benefits                                                  3,070                  3,833
Other accrued liabilities                                                              5,177                  5,987
Income taxes payable                                                                     638                    417
                                                                              --------------           ------------
Total current liabilities                                                             18,116                 18,873
                                                                              --------------           ------------
Total liabilities                                                                     18,116                 18,873
                                                                              --------------           ------------

Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares authorized, 19,282,341 shares
  outstanding (19,080,004 as of December 31, 2005)                                       193                    191
Additional paid-in capital                                                             6,818                  6,122
Retained earnings                                                                     90,095                 93,025
Deferred compensation                                                                      -                   (203)
Accumulated other comprehensive loss                                                    (675)                  (740)
                                                                              --------------           ------------
Total shareholders' equity                                                            96,431                 98,395
                                                                              --------------           ------------
Total liabilities and shareholders' equity                                         $ 114,547              $ 117,268
                                                                              ==============           ============

                          See accompanying notes to the consolidated financial statements.

                                         RADICA GAMES LIMITED
                                  CONSOLIDATED STATEMENTS OF INCOME
                              Three months ended March 31, 2006 and 2005

(US dollars in thousands,                                            Three months ended March 31,
except per share data)                                         -------------------------------------
                                                                    2006                    2005
                                                               ---------------        --------------
                                                                  (unaudited)            (unaudited)
Revenues:
  Net sales                                                           $ 18,467             $ 22,474
  Cost of goods sold
    (exclusive of items shown separately below)                        (11,526)             (13,758)
                                                               ---------------        -------------
Gross profit                                                             6,941                8,716
                                                               ---------------        -------------
Operating expenses:
  Selling, general and administrative expenses                          (6,650)              (6,659)
  Research and development                                              (1,405)              (1,197)
  Depreciation and amortization                                           (558)                (404)
                                                               ---------------        -------------
     Total operating expenses                                           (8,613)              (8,260)
                                                               ---------------        -------------
Operating (loss) income                                                 (1,672)                 456

Net interest and other income                                              513                  219

Foreign currency gain (loss), net                                           92                  (25)
                                                               ---------------        -------------
(Loss) income before income taxes                                       (1,067)                 650

Credit (provision) for income taxes                                         55                 (155)
                                                               ---------------        -------------
Net (loss) income                                                     $ (1,012)               $ 495
                                                               ===============        =============
Net (loss) earnings per share:

Basic                                                                  $ (0.05)              $ 0.03
                                                               ===============        =============
Diluted                                                                $ (0.05)              $ 0.03
                                                               ===============        =============
Weighted average number of common and common equivalent
shares:

Basic                                                               19,174,785           18,860,682
                                                               ===============        =============
Diluted                                                             19,174,785           19,571,477
                                                               ===============        =============
Cash dividends declared per share
  (2006: 5.0 cents for each of Q1 2006 and Q2 2006,             $         0.10            $   0.045
  2005: 4.5 cents for Q1 2005)                                 ===============        =============


                   See accompanying notes to the consolidated financial statements.

                                                       RADICA GAMES LIMITED
                              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS
                                                Three months ended March 31, 2006

(US dollars in thousands)                Common stock                                                Accumulated
                                         ------------         Additional                                other         Total
                                     Number                    paid-in      Deferred      Retained  comprehensive  shareholders'
                                    of shares      Amount      capital     compensation   earnings       loss         equity
                                   ------------  ----------  -----------   ------------   --------  -------------  -------------
Balance at December 31, 2005        19,080,004       $ 191      $ 6,122         $ (203)   $ 93,025         $ (740)   $ 98,395
Elimination of remaining deferred
compensation balance recorded as a
contra-equity account in additional
paid-in capital as a result of
adoption of SFAS No. 123R                    -           -         (203)           203           -              -           -
Net loss                                     -           -            -              -      (1,012)             -      (1,012)
Unrealized loss on investment
  securities available-for-sale,
  net of nil tax                             -           -            -              -           -             51          51
Foreign currency translation,                -           -            -              -           -             14          14
  net of nil tax                             -           -            -              -           -             14          14
                                                                                                                   -----------

Comprehensive income                                                                                                     (947)
Issuance of stock                          289           -            3              -           -              -           3
Issuance of restricted stock            34,974           -            -              -           -              -           -
Amortisation of restricted stock             -           -           79              -           -              -          79
Stock options exercised                167,074           2          817              -           -              -         819
Dividends paid                               -           -            -              -      (1,918)             -      (1,918)
                                   ------------  ----------  -----------   ------------   --------  -------------  -------------
Balance at March 31, 2006           19,282,341       $ 193      $ 6,818            $ -    $ 90,095         $ (675)   $ 96,431
                                   ============  ==========  ===========   ============   ========  =============  =============

                                 See accompanying notes to the consolidated financial statements.

                                             RADICA GAMES LIMITED
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  Three months ended March 31, 2005 and 2004


(US dollars in thousands)                                                     Three months ended March 31,
                                                                           ----------------------------------
                                                                                 2006               2005
                                                                           ----------------    --------------
                                                                              (unaudited)       (unaudited)
Cash flow from operating activities:
Net (loss) income                                                                 $ (1,012)             $ 495
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Deferred income taxes                                                                (67)               135
  Depreciation and amortization                                                        558                404
  Gain on disposal and write off of property, plant and equipment                        -                (38)
  Stock-based compensation expense                                                      82                  9
  Unrealized gain on trading securities                                                (67)               (15)
  Changes in current assets and liabilities:
    Decrease in accounts receivable                                                 11,122              4,683
    Increase in inventories                                                           (888)            (2,834)
    Increase in prepaid expenses and other current assets                           (1,039)              (607)
    Increase (decrease) in accounts payable                                          1,782             (1,702)
    Decrease in accrued payroll and employee benefits                                 (767)              (181)
    Decrease in accrued warranty expenses                                           (1,191)              (520)
    Decrease in other accrued liabilities                                           (1,771)              (398)
    Decrease (increase) in net income taxes receivable                                 424               (189)
                                                                           ----------------    --------------
Net cash provided by (used in) operating activities                                  7,166               (758)
                                                                           ----------------    --------------
Cash flow from investing activities:
Proceeds from sale of property, plant and equipment                                      -                 38
Purchase of property, plant and equipment                                             (506)              (938)
                                                                           ----------------    --------------
Net cash used in investing activities                                                 (506)              (900)
                                                                           ----------------    --------------
Cash flow from financing activities:
Proceeds from stock options exercised                                                  819                821
Dividends paid                                                                        (954)              (847)
                                                                           ----------------    --------------
Net cash used in financing activities                                                 (135)               (26)
                                                                           ----------------    --------------
Effect of currency exchange rate change on cash and cash equivalents                    71               (270)
                                                                           ----------------    --------------
Net increase (decrease) in cash and cash equivalents                                 6,596             (1,954)

Cash and cash equivalents:
  Beginning of period                                                               37,358             27,614
                                                                           ----------------    --------------
  End of period                                                                   $ 43,954           $ 25,660
                                                                           ================    ==============

                                 See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (THREE MONTHS ENDED MARCH 31, 2006)
                (US dollars in thousands, except per share data)

1.   BASIS OF PRESENTATION

     FINANCIAL STATEMENT PRESENTATION
     The condensed consolidated financial statements of Radica Games Limited (the "Company" or "Radica") have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such rules and regulations. The accompanying unaudited condensed consolidated financial statements contain all normal and recurring adjustments which, in the opinion of management, are necessary to present fairly the financial position of the Company as of March 31, 2006, and its results of operations and cash flows for the periods presented herein. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's Annual Report on Form 20-F for the year ended December 31, 2005.

     Because the Company's business is seasonal, revenues, expenses, assets and liabilities can vary during each quarter of the year. Accordingly, the operating results and trends in these unaudited condensed consolidated interim financial statements are not necessarily indicative of future results that may be expected for any other interim period or the full year.

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, valuation allowances for receivables and deferred income tax assets and provisions for product returns and warranties, as well as the provision for legal contingencies. Actual results could differ from the estimated results. Changes from those estimates are recorded in the period they become known.

     ACCOUNTING FOR STOCK BASED COMPENSATION
     Prior to January 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by the Accounting Principles Board (APB)
     Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (FASB) interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25 to account for its fixed-plan stock options. Under this method, compensation expense was recorded on the date of grant only if the then market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company continued to apply the intrinsic-value based method of accounting as described above, and adopted only the disclosure requirements of SFAS No. 123.

     Effective January 01, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payments. The Company has elected the modified prospective transition method as permitted by SFAS No. 123R, and accordingly, prior periods have not been restated to reflect the impact of SFAS No. 123R. Under this transition method, compensation cost recognized for the three-month period ended March 31, 2006 includes: (i) compensation cost for all stock-based payments granted prior to, but not vested as of, January 1, 2006 (based on the grant-date fair value estimated in accordance with the original SFAS No. 123 and previously presented in the pro forma footnote disclosures), and (ii) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123R).

     The estimated value of the Company's stock-based awards (including stock options and restricted stocks), less expected forfeitures, is amortized over the awards' respective vesting period on a straight-line basis.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (THREE MONTHS ENDED MARCH 31, 2006)
                (US dollars in thousands, except per share data)

1.   BASIS OF PRESENTATION (CONTINUED)

     EFFECT OF ADOPTING SFAS NO. 123R
     Under SFAS No. 123R, the Company recognized $79, net of taxes, of compensation expense related to stock options and restricted stock for the three-month period ended March 31, 2006. Such stock-based compensation expense is included in selling, general and administrative expenses. The implementation of SFAS No. 123R did not have any impact on the Company's basic and diluted earnings per share or cash flows from financing activities for the first quarter of 2006.

     PRIOR PERIOD PRO FORMA PRESENTATIONS
     The Company has applied the modified prospective transition approach for adoption of SFAS No. 123R. Under the modified prospective approach, results for prior periods have not been restated to reflect the effects of implementing SFAS No. 123R. The following pro forma information, is presented for comparative purposes and illustrates the pro forma effect on net earnings and earnings per share for each period presented as if the Company had accounted for its stock options under the fair value method:

                                                             Three months ended
                                                               March 31, 2005
                                                             ------------------
Net income as reported                                                  $ 495
Add stock-based employee compensation expense
  determined under intrinsic-value-based method                             9
Deduct total stock-based employee compensation
  expense determined under fair-value-based method
  for all rewards, net of tax                                            (140)
                                                                     ---------
Pro forma net income                                                    $ 364
                                                                     =========
Reported earnings per share
  Basic                                                                $ 0.03
  Diluted                                                              $ 0.03

Pro forma earnings per share
  Basic                                                                $ 0.02
  Diluted                                                              $ 0.02

     RECLASSIFICATIONS
     Certain reclassifications have been made to prior period cash flows used in operating activities to conform to the current period presentation. The effect of currency exchange rate change on non-cash and cash equivalents items for the three-month period ended March 31, 2005 was reclassified to relevant line items in the cash flow statements. The reclassification resulted in an increase of $144 in the amount of net cash used in operating activities for the three-month period ended March 31, 2005 to $758. A similar reclassification was also made to cash flow from investing activities which resulted in an increase of $4 in the amount of net cash used in investing activities for the three-month period ended March 31, 2005.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (THREE MONTHS ENDED MARCH 31, 2006)
                (US dollars in thousands, except per share data)

2.   EARNINGS PER SHARE

     Basic earnings (loss) per share is based on the weighted average number of shares of common stock, and with respect to diluted earnings per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on earnings per share is computed using the treasury stock method. Dilutive potential common stock has no effect on net loss per share as the effect would be anti-dilutive.

     The following table sets forth the computations of earnings (loss) per share:

                                                               Three months ended March 31,
                                                               ----------------------------
                                                                    2006           2005
                                                               ------------    ------------
Numerator for basic and diluted (loss) earnings per share:
  Net (loss) income                                               $ (1,012)          $  495
                                                               ============    ============
Denominator:
  Basic weighted average shares                                  19,174,785      18,860,682
  Effect of dilutive options                                              -         710,795
                                                               ------------    ------------
Diluted weighted average shares                                  19,174,785      19,571,477
                                                               ============    ============
Basic (loss) earnings per share:                                    $ (0.05)         $ 0.03
                                                               ============    ============
Diluted (loss) earnings per share:                                  $ (0.05)         $ 0.03
                                                               ============    ============

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (THREE MONTHS ENDED MARCH 31, 2006)
                (US dollars in thousands, except per share data)

3.   INVENTORIES

     Inventories by major categories, net of provisions are summarized as follows:

                                                March 31,         December 31,
                                                  2005                2005
                                             --------------     --------------

     Raw materials                                 $ 2,696            $ 2,085
     Work in progress                                9,080              6,982
     Finished goods                                 10,531             12,353
                                            ---------------     --------------
                                                  $ 22,307           $ 21,420
                                            ===============     ==============

4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                         March 31,        December 31,
                                                           2006                2005
                                                      --------------     --------------
     Land and buildings                                     $ 10,256          $ 10,251
     Plant and machinery                                      10,898            10,767
     Furniture and equipment                                   8,325             8,064
     Leasehold improvements                                    3,320             3,307
                                                       -------------     -------------

          Total                                             $ 32,799          $ 32,389
     Less accumulated depreciation and amortization          (18,303)          (17,847)
                                                       -------------     -------------
                                                            $ 14,496          $ 14,542
                                                       =============     =============

     In November 2002, the AICPA International Practices Task Force (the "Task Force") discussed an issue relating to accounting for land use rights in China. The Task Force view is that China land use rights are considered operating leases, as they are long-term leases of lands, which do not transfer title. As of March 31, 2006 and December 31, 2005, other assets of $828 and $833 respectively, comprise prepaid land use rights. The prepaid land use rights have a term of 50 years.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (THREE MONTHS ENDED MARCH 31, 2006)
                (US dollars in thousands, except per share data)

5.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                                  March 31,       December 31,
                                                    2006             2005
                                             ----------------   ----------------

     Accrued advertising expenses                    $ 1,013            $ 1,761
     Accrued license and royalty fees                  1,173              1,796
     Commissions payable                                  48                 68
     Dividends payable                                   964                  -
     Other accrued liabilities                         1,979              2,362
                                             ----------------   ----------------
                                                     $ 5,177            $ 5,987
                                             ================   ================

6.   PLEDGE OF ASSETS

     At March 31, 2006, the Company has general banking facilities including overdraft and trade facilities totaling $5,050 available for immediate borrowing. The facilities are collateralized by leasehold land and buildings with an aggregate net book value of $1,769.

7.   LITIGATION

     On April 4, 2000 a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owner of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (AutoID) operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson was contesting that the use of machines that incorporate this patented technology infringes on their intellectual property ("IP") rights and therefore the Company is obligated to pay a royalty based on the use of this technology. The suit by Lemelson was stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which had bearing on the Radica case with Lemelson. On January 23, 2004 a declaratory judgment was given in the Cognex case that Lemelson's patent claims are invalid. On September 9, 2005, Lemelson's appeal to the Court of Appeals for the Federal Circuit was denied and the judgment of the District Court was affirmed. Subsequently, Lemelson filed a Petition for Panel Rehearing and Rehearing En Banc to review the Court of Appeals' September 9, 2005 Order that affirmed the judgment of the District Court. On November 16, 2005 the Court of Appeals for the Federal Circuit affirmed its September 9, 2005 ruling and denied the Petition for Rehearing En Banc. The prior pending claim or litigation, specifically, Lemelson Medical Education Foundation v. ESCO Electronics, et al.; CIV-00-0660 PHX HRH in the U.S. District Court for the District of Arizona was dismissed with prejudice and final judgment was entered in favor of Radica on February 3, 2006.

     In 2005, the Company and its subsidiary Radica (Macao Commercial Offshore) Limited (the "Radica parties") were involved in litigation initiated by AtGames Holdings Limited which challenged the exclusivity of Radica's rights to the Play TV Sega Genesis games. In late December 2005, the arbitrator issued an interim decision in favor of Sega Corporation in its arbitration against AtGames. Subsequently, in January 2006, AtGames voluntarily dismissed (without prejudice) its complaint against Radica and Radica Macao. At present, there is no pending litigation or arbitration against the Radica parties arising out of this matter.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The following discussion should be read in conjunction with the attached unaudited interim financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the United States Securities and Exchange Commission.

DESCRIPTION OF BUSINESS

Founded in 1983 by Americans living in Hong Kong,  Radica Games Limited (NASDAQ:
RADA) was incorporated in Bermuda in 1993. We are headquartered in Hong Kong and manufacture most of our products in our factory in southern China. In 1994 we went public when our shares began trading on the Nasdaq National Market.

We manufacture and market a diverse line of electronic entertainment products covering multiple product lines - Electronic games carrying the Radica and Play TV(R) brand names, Gamester(R) branded video game controllers and accessories, youth electronics carrying the Girl Tech(R) brand names, Cupcakes(R) dolls, Cube World(TM) portable handheld devices and 20Q(TM), the award winning electronic line based on the classic guessing game. Our factory also manufactures for other companies in the electronic game industry. We market our products through subsidiaries in the United States, the United Kingdom, Canada, Macau and Hong Kong. Our largest market is in the United States where in 2005 we had the second largest market share in the electronic handheld and tabletop electronic games according to industry data source, The NPD Group, Inc.

RESULTS OF OPERATIONS

The following table sets forth items from our Condensed Consolidated Statements of Operations as a percentage of net sales:

                                                   Three months ended March 31,
                                            ------------------------------------
                                                 2006                2005
                                            ----------------    ----------------

Net sales                                            100.0%              100.0%
Cost of goods sold                                   (62.4%)             (61.2%)
Gross margin                                          37.6%               38.8%

Selling, general and administrative expenses         (36.1%)             (29.6%)
Research and development                              (7.6%)              (5.4%)
Depreciation and amortization                         (3.0%)              (1.8%)

Operating (loss) income                               (9.1%)               2.0%

Net interest and other income                          2.8%                1.0%
Foreign currency gain (loss), net                      0.5%               (0.1%)

(Loss) income before income taxes                     (5.8%)               2.9%
Credit (Provision) for income taxes                    0.3%               (0.7%)
Net (loss) income                                     (5.5%)               2.2%

We reported a net loss for the first quarter of 2006 of $1.0 million or $0.05 per diluted share compared to a net profit of $0.5 million or $0.03 per diluted share in the first quarter of 2005.

Sales for the first quarter of 2006 decreased by 18% to $18.5 million from $22.5 million for the same period in 2005. Sales decreases in the quarter were primarily due to expected reductions in declining areas of low margin business including declines of $2.4 million in plug and play TV games, $0.7million in video game accessories and $0.8million of manufacturing services revenues during the quarter. Excluding these areas of business, sales were about comparable with last year in spite of a change in shipping patterns from our largest customer, the later timing of Easter in 2006 and the comparative pipeline fill of 20Q in early 2005. The following table shows revenue comparison by product lines for the quarter:

                                             Three months ended March 31,
                                        -------------------------------------
Product Lines                                 2006                2005
                                        -----------------   -----------------
(US Dollars in thousands)

Electronic Games and Toys                       $ 14,704            $ 16,948
Youth Electronics                                  2,158               2,446
Video Game Accessories                               885               1,594
Manufacturing Services                               720               1,486
                                        -----------------   -----------------
TOTAL                                           $ 18,467            $ 22,474
                                        =================   =================

Gross profit margin for Q1 2006 was 37.6% compared to 38.8% in Q1 2005 due to closeout sales of $1.1 million compared to $0.9 million in Q1 of 2005, together with a higher proportion of sales to distributors in Europe and Asia at lower margin than sales to retailers.

Operating expenses for the quarter increased to $8.6 million from $8.3 million for the same period last year. The increase was due to an increase of advertising from $0.8 million to $1.0 million, professional fees of $0.1 million related to Sarbanes Oxley, increased research and development costs for programming charges for new product and increased depreciation and amortization due to increased capital expenditure in 2005. The increase was also due to recognition of stock based compensation of $79,000 with respect to compensation cost for share-based payment awards in connection with the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-based Payment, on January 1, 2006.

The following table shows the major operating expenses:

                                                 Three months ended March 31,
                                           -------------------------------------
(US$ in thousands)                              2006                 2005
(unaudited)                                ----------------     ----------------

Advertising and co-op expenses                     $ 1,353              $ 1,142
Other selling and promotion expenses                   738                  656
Distribution fees                                      264                  420
Indirect salaries and bonus                          2,208                2,241
Research and development expenses                    1,405                1,197
Depreciation and amortization                          558                  404
(Credit) provision for income taxes                    (55)                 155
Other general and administrative expenses            2,087                2,200

CAPITAL RESOURCES AND LIQUIDITY

Our cash and investment securities totaled $60.0 million at December 31, 2006 as compared to $53.3 million at December 31, 2005. The $6.7 million increase was mainly due to a seasonal decrease in accounts receivable ($11.1 million), and increase in accounts payable ($1.7 million), and proceeds received from stock options exercised ($0.8 million). This was offset by increases in inventories ($0.9 million) and prepaid expenses ($1.0 million) and decreases in accrued payroll and employee benefits ($0.8 million), accrued warranty expenses ($1.2 million), other accrued liabilities ($1.7 million), dividends payment ($0.9 million) and purchase of property plant and equipment ($0.5 million).

Our accounts receivable were $7.5 million at March 31, 2006 as compared to $18.7 million at December 31, 2005 and $13.5 million at March 31, 2005. Inventories increased to $22.3 million from $21.4 million at December 31, 2005 and showed a decrease as compared to $29.7 million at March 31, 2005. Our business is inherently seasonal. Normally our sales and accounts receivable have been lowest during the first and second quarters and highest during the third and fourth quarters. Receivables have been lowest during the succeeding first and second quarters. The decrease in accounts receivable related primarily to the decrease in sales in the first quarter of 2006 compared to the fourth quarter of 2005. The inventory increase from December 31, 2005 was primarily due to normal seasonality. Such seasonal changes in assets and liabilities are typical for the toy industry.

Current liabilities were $18.1 million at March 31, 2006, down $0.8 million from the $18.9 million reported at December 31, 2005 and showed an increase as compared to $15.8 million at March 31, 2005. This was largely due to a decrease in purchases of raw materials for production during the quarter, offset by an increase in dividends payable. There was no debt outstanding at March 31, 2006 and December 31, 2005.

At March 31, 2005, we had net assets of $96.4 million compared with $98.4 million at December 31, 2005. We had no derivative instruments or off-balance sheet financing activities during the quarter ended March 31, 2006. We believe that our existing cash, investment securities and credit lines are sufficient to meet future short-term cash demands, including seasonal build up of inventory. We fund our operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under secured and unsecured credit facilities when needed. During 2006, we expect to continue to fund our working capital needs through operations and the revolving credit facility and we believe that the funds will be sufficient to meet our needs. However, unforeseen circumstances such as severe softness in, or a collapse of, the retail environment may result in a significant decline in revenues and operating results, thereby causing us to exhaust our cash resources. If this were to occur, we may be required to seek alternative financing of working capital.

On January 6 and March 30, 2006, we declared first and second quarter dividends each of 5 cents per share that were paid on January 31 and April 28, respectively.

CRITICAL ACCOUNTING POLICIES

For a discussion of our critical accounting policies, see "Item 5. Operating and Financial Review and Prospects" in our 2005 Form 20-F.

RECENTLY ISSUED ACCOUNTING STANDARDS

A discussion of certain recently issued accounting standards and the estimated impact on us is set out in our 2005 Form 20-F.

RISK FACTORS

For a discussion of our risk factors, see "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our 2005 Form 20-F.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS (CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995)

Certain written and oral statements made or incorporated by reference from time to time by us or our representatives in this Form 6-K, other filings or reports filed with the Securities and Exchange Commission, press releases, conferences, or otherwise, contain certain "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "may", "will", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, or depend on the outcome of contingencies such as legal proceedings. Management cautions you that forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. For a more complete discussion of our risk factors, you are referred to the sections in our Form 20-F and Form 6-K identified above under the caption "Risk Factors". The forward-looking statements made in this Form 6-K speak only as of the date on which the statements are made.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
-------------------------------------------------------------------

      The market risk disclosures have not materially changed from those appearing in our 2005 Form 20-F (see Item 11).

ITEM 4.  CONTROLS AND PROCEDURES
--------------------------------

      Not Applicable.

PART II - OTHER INFORMATION

Item 1.  Legal Proceedings
-----------------------------

      See Note 7 to the accompanying interim condensed financial statements.

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds
--------------------------------------------------------------------

      There were no unregistered sales of equity securities in the quarterly period covered by this report, except that, as disclosed in the Company's filings under the Securities Exchange Act of 1934, the Company permits any outside director to elect to receive some or all of the applicable director fees payable in shares of the Company's Common Stock valued at the then current market price. Such issuances are exempt from registration pursuant to Section 4(2) under the Securities Act of 1933, as being issuances not involving any public offering. In the quarter ended March 31, 2006, the Company issued an aggregate of 289 shares to an outside director in lieu of an aggregate of $2,624 of fees that would otherwise have been paid to such director in cash. No underwriters were involved in such transactions.

Item 3.  Defaults Upon Senior Securities
----------------------------------------

      None.

Item 4.  Submission of Matters to a Vote of Security Holders
------------------------------------------------------------

      At the Company's annual meeting of shareholders held on May 22, 2006, the shareholders of the Company elected the management nominees, who were named in the Company's Proxy Statement dated April 20, 2006, to serve as directors for the period until the next annual meeting of shareholders or until his respective successor is elected or appointed in accordance with applicable law and the Company's bye-laws. Immediately following the annual meeting of shareholders, the board of directors consisted of seven members: Jon N. Bengtson, Timothy R. Busch, John A.F.H. Coulter, Patrick S. Feely, Floyd W. Glisson, Frank J. O'Connell and Richard E. Wenz. At such meeting, the shareholders also reappointed KPMG as independent registered public accounting firm and authorized the directors to fix the independent registered public accounting firm's remuneration.

The shareholder votes were as follows:

    Election of Directors              For              Withheld
    ---------------------              ---              --------
    Jon N. Bengtson                    18,373,515        20,708
    Timothy R. Busch                   18,372,415        21,808
    John A.F.H. Coulter                18,373,515        20,708
    Patrick S. Feely                   18,373,515        20,708
    Floyd W. Glisson                   18,372,515        21,708
    Frank J. O'Connell                 18,373,515        20,708
    Richard E. Wenz                    18,373,515        20,708

                                                         For          Against         Abstain
    Reappointment of Independent Registered Public
    Accounting Firm
    KPMG                                            18,373,228        19,582             1,413

Item 5.  Other Information
--------------------------

      None.

Item 6.  Exhibits
-----------------

      None.

Supplemental Information:
------------------------

As previously disclosed in our Form 6-K filing on August 16, 2005, Jon Bengtson, the Chairman of the Board of Radica Games, entered into a Rule 10b5-1 preset diversification program on July 6, 2005.

Rule 10b5-1 of the Securities Exchange Act of 1934 allows officers and directors to adopt written plans for trading the Company's securities in a non-discretionary, pre-scheduled manner in order to avoid concerns about initiating stock transactions when the insider may be aware of non-public information.

During the term of the trading plan, acting on behalf of a family trust, Mr. Bengtson intends to sell up to 100,000 shares, and the trading plan will terminate when such shares are sold, or in any event by June 30, 2006.

Mr. Albert Crosson resigned from the Radica Board of Directors effective as of April 10, 2006 and did not stand for reelection at the May 22, 2006 annual meeting.

SIGNATURE
---------


Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               RADICA GAMES LIMITED


Date:     July 7, 2006                          /s/ Craig D. Storey
         ----------------                      --------------------------------
                                               Craig D. Storey
                                               Chief Accounting Officer